

August 10, 2011

<u>Via E-mail</u>
Wayne A. Doss
President
Innocent, Inc.
2000 NE 22nd Street
Wilton Manors, FL 33305

> **Re: Innocent, Inc.**
> **Form 10-K/A for the fiscal year ended August 31, 2010**
> **Filed May 27, 2011**
> **Form 10-Q for the quarterly period ended May 31, 2011**
> **Filed July 15, 2011**
> **File No. 333-150061**

Dear Mr. Doss:

   We have reviewed your response dated August 2, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 9A. Controls and Procedures, page 16

1. We note your response to comment two in our letter dated July 20, 2011. It is not clear how you plan to incorporate the disclosure provided in your revised response in your amended filing. In this regard please note the following:

   - Your revised response combines your assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting. We assume you intend to provide the disclosure required by Item 307 of Regulation S-K as to disclosure controls and procedures separate from the disclosure required by Item 308 of Regulation S-K for Internal Control Over Financial Reporting.

- Your disclosure should clearly indicate that your assessment regarding the effectiveness of your disclosure controls and procedures was as of the end of the period covered by the report.

- Your disclosure should clearly indicate your assessment of the effectiveness of your Internal Control Over Financial Reporting was as of the end of your most recent fiscal year.

- Please ensure that you include all of the disclosure required by Item 308 of Regulation S-K for Internal Control Over Financial Reporting.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

2. We note your response to comment six in our letter dated July 20, 2011. Please also disclose the amount of the loan made to you by Dr. Pillersdorf and the basis on which Dr. Pillersdorf is a related person.

Form 10-Q for the quarterly period ended May 31, 2011

Item 1. Financial Statements

Statements of Cash Flows, page 6

3. Please revise your statement to reflect the write-off of your note receivable in the amount of $250,000 as an adjustment to reconcile net loss to net cash used in operating activities instead of a cash flow provided from investing activities. See FASB ASC 230-10-45-28.

Notes to Financial Statements, page 7

4. We note you filed your quarterly report on July 15, 2011 without incorporating the disclosures reflected in your July 5, 2011 responses to some of prior comments. Please amend your filing to include the following disclosures:

- The nature of fixed assets purchased in the amount of $210,000 which constitute approximately 40 percent of your total assets.

- A description of your joint venture and your accounting policy describing how you will account for your investment comprising approximately 55 percent of your total assets.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief